06037394

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2005**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **1-16725**

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 3,127,357**	$ 3,895,659
Separate accounts of insurance company	**127,635,923**	115,221,555
Principal Financial Group, Inc. ESOP	**9,107,497**	7,021,853
Notes receivable from participants	**2,530,132**	2,301,708
Total invested assets	**142,400,909**	128,440,775
Contribution receivable from Principal Life Insurance Company	**47,134**	75,769
Contributions receivable from participants	**196,855**	232,055
Net assets available for benefits	**$142,644,898**	$128,748,599

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2005	**2004**
Additions:		
Investment income:		
Interest	**$ 272,512**	$ 306,883
Dividends	**121,869**	91,530
Net realized and unrealized appreciation in aggregate value of investments	**14,313,841**	15,198,418
	14,708,222	15,596,831
Contributions:		
Principal Life Insurance Company	**2,076,518**	2,039,134
Employees	**8,153,430**	6,848,795
	10,229,948	8,887,929
Transfers from affiliated and unaffiliated plans, net	**599,126**	329,563
	25,537,296	24,814,323
Deductions:		
Benefits paid to participants	**11,624,354**	10,888,774
Administrative expenses	**16,643**	29,630
	11,640,997	10,918,404
Net increase	**13,896,299**	13,895,919
Net assets available for benefits at beginning of year	**128,748,599**	114,852,680
Net assets available for benefits at end of year	**$142,644,898**	$128,748,599

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2005

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by the Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the Plan year.

The unallocated investment contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all home office and field employees holding an unmodified agent's contract from Principal Life or its subsidiaries (the Company). Participants whose employment commenced prior to January 1, 2000, are eligible for immediate entry into the plan with a one-year employer match vesting clause. Participants whose employment commenced on or after January 1, 2000, are eligible for immediate entry into the Plan with a five-year employer match vesting clause with 20% vesting each year. Eligible employees may contribute up to 100% of their annual compensation, up to the Internal Revenue Service set limits, which the Company matches with a 50% contribution up to a maximum Company contribution of 6% of the participant's eligible salary. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document.

At December 31, 2005 and 2004, forfeited non-vested account balances totaled $15,212 and $73,009, respectively. In 2005 and 2004, employer contributions were reduced by $232,351 and $154,451, respectively, from non-vested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

2. Description of the Plan (continued)

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet.* Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account, (a pooled account invested primarily in fixed income securities having a range of maturities) and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

4. Investments (continued)

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2005 and 2004:

	December 31	
	2005	**2004**
Diversified International Separate Account	**$14,300,885**	$11,541,098
Partner Large-Cap Blend I-Separate Account	**11,692,670**	11,891,082
U.S. Property Separate Account	**10,457,633**	7,589,448
Small-Cap Stock Index Separate Account	**9,925,725**	9,506,575
International Emerging Markets Separate Account	**9,792,376**	*
Large-Cap Stock Index Separate Account	**9,220,241**	9,902,321
Principal Financial Group, Inc. ESOP	**9,107,497**	7,021,853
Medium Company Blend Separate Account	**8,975,010**	8,517,413
Bond and Mortgage Separate Account	*	6,896,218
Partner Mid-Cap Growth Separate Account	*	6,727,167
Partner Large-Cap Value Separate Account	*	6,121,923

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2005 and 2004, the Plan's Principal Life investment accounts appreciated (depreciated) in value by $14,313,841 and $15,198,418, respectively, as follows:

	Year Ended December 31	
	2005	**2004**
General account of insurance company	**$ (61,022)**	$ (14,421)
Separate accounts of insurance company	**13,223,435**	13,901,095
Principal Financial Group, Inc. ESOP	**1,151,428**	1,311,744
	$14,313,841	$15,198,418

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve "Bank Prime Loan" rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2005 and 2004 ranged from 6% to 9.25%. The notes receivable balance was reduced by $129,523 and $192,752 in 2005 and 2004, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party In Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor.

7. Form 5500

Certain line items of net asset additions and deductions in the 2005 and 2004 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2005 and 2004.

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2005

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 3,127,357
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Value Separate Account	2,577,534
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	4,245,396
Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	10,457,633
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	6,516,264
Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	14,300,885
Principal Life Insurance Company*	Deposits in insurance company Governmental and High Quality Bond Separate Account	893,470
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	8,975,010
Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	9,220,241
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Blend I Separate Account	11,692,670
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	7,040,392

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	$ 9,925,725
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	5,315,079
Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	9,792,376
Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	4,926,298
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Value Separate Account	6,164,267
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	903,619
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	2,550,637
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account	1,082,120
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account	745,717
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account	940,972
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Stock Separate Account	1,417,040

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	$ 1,314,157
Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	816,941
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth II Separate Account	5,821,480
Principal Financial Group, Inc.*	192,020 shares of Principal Financial Group, Inc. ESOP	9,107,497
Various participants	Notes receivable from participants with interest rates ranging from 6.00% to 11.50%	2,530,132
Total invested assets		$142,400,909

*Indicates party in interest to the Plan.

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa
May 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 28, 2006

By ______________________
Jim DeVries
Committee Member

Exhibit Index

The following exhibit is filed herewith:

		Page
23	Consent of Ernst & Young LLP	15

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial Group, Inc. of our report dated May 31, 2006, with respect to the financial statements and schedule of The Principal Select Savings Plan for Individual Field included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Des Moines, Iowa
June 27, 2006

Ernst & Young LLP